UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 001-14473

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(K) AND ESOP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sky Financial Group, Inc.

Profit Sharing, 401(k) and ESOP Plan:

We have audited the accompanying statement of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

June 23, 2006

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments at fair value:
Sky Financial Group, Inc. common stock	$92,696,018	$92,782,141
Other investments	126,629,499	94,638,971
Receivables:
Employer contributions	9,465,300	7,380,656
Participant contributions	306,928	215,960
Due from other plans:
Belmont National Bank 401(k) Profit Sharing Plan	3,096,832
Becker McDowell Agency, Inc. 401(k) Plan	1,746,244
Steiner Insurance Agency, Inc. 401(k) Employee Savings Plan	997,565
Benefit Design Agency of Ohio 401(k) Retirement Savings Plan	534,222
Falls Bank 401(k) Profit Sharing Plan	160,358
Second National Bank 401(k) Plan		15,394,582
Meyer & Eckenrode Insurance and Investments 401(k) Plan	7,231	4,342,636
Eastern Ohio Benefits 401(k) Plan		707,731
Prospect Bank 401(k) Plan		487,995
Due from brokers for securities sold		363
Interest and dividends	89,009	44,579

Total assets	235,729,206	215,995,614

LIABILITIES:
Accrued expenses	18,867	16,049
Due to brokers for securities purchased	490,616	381,792

Total liabilities	509,483	397,841

NET ASSETS AVAILABLE FOR BENEFITS	$235,219,723	$215,597,773

See notes to financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005		2004
ADDITIONS TO NET ASSETS
Investment income:
Plan interest in Sky Financial Group, Inc. Master Trust	$		$1,418,292
Net appreciation (depreciation) in fair value of other investments:
Sky Financial Group, Inc. common stock		(2,626,970)	6,031,314
Other investments		7,308,463	7,718,160
Interest and dividends:
Sky Financial Group, Inc. common stock		3,069,900	2,040,814
Other investments		1,576,431	799,650

Total investment income		9,327,824	18,008,230

Contributions:
Employer		14,604,142	11,072,841
Participants		8,881,284	6,366,415
Participant rollovers		534,496	242,695

Total contributions		24,019,922	17,681,951

Transfers from:
Belmont National Bank 401(k) Profit Sharing Plan		3,096,832
Becker McDowell Agency, Inc. 401(k) Plan		1,746,244
Steiner Insurance Agency, Inc. 401(k) Employee Savings Plan		997,565
Benefit Design Agency of Ohio 401(k) Retirement Savings Plan		534,222
Falls Bank 401(k) Profit Sharing Plan		160,358
Second National Bank 401(k) Plan			15,394,582
Meyer & Eckenrode Insurance and Investments 401(k) Plan		7,231	4,342,636
Spencer-Patterson Agency, Inc. Profit Sharing Retirement Trust			3,287,147
Sky Financial Group, Inc. Employee Stock Ownership Pension Plan			2,122,571
Eastern Ohio Benefits 401(k) Plan			707,731
Prospect Bank 401(k) Plan		3,347	487,995
Metropolitan Bank and Trust Company 401(k) Plan			42,772
Other		(7,291)	2,517

Total transfers		6,538,508	26,387,951

Total additions		39,886,254	62,078,132

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants		20,040,937	11,616,403
Administrative and investment services expenses		223,367	185,261

Total deductions		20,264,304	11,801,664

NET INCREASE IN NET ASSETS		19,621,950	50,276,468
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year		215,597,773	165,321,305

End of year		$235,219,723	$215,597,773

See notes to financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan (the “Plan”) provides only general information. The Plan includes a profit sharing component, a 401(k) component and effective January 15, 2004, an employee stock ownership component (see “Merger of Plans and Transfer of Plan Assets” below). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan was originally effective January 1, 1966 and was amended and restated on January 1, 1995, 1999, 2001, and 2004. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the “Company”), and its wholly owned subsidiaries, who have attained age 18 and are not classified as independent contractors or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by a Committee appointed by the Board of Directors of Sky Financial Group, Inc. (the “Committee”). The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan are held and administered by Marshall & Ilsley Trust Company, except for the Sky Financial Group, Inc. Company Stock Fund, Sky Trust N.A. Collective Core Equity Fund, and Sky Trust N.A. Collective Core Fixed Income Fund which are held by Sky Trust N.A., a wholly owned subsidiary of Sky Financial Group, Inc., which is a party-in-interest.

Eligibility—Employees of the Company and its participating subsidiaries are eligible to participate in the 401(k) portion of the Plan if they: 1) have attained 18 years of age; 2) are not classified by the Company or participating subsidiary as a temporary, seasonal, or summer employee, or as an independent contractor or a leased employee; or 3) are not a member of a collective bargaining unit. Employees are eligible to participate in the profit sharing and employee stock ownership portions of the Plan if they meet the above requirements as well as complete one year of service, which is defined as a 12-consecutive month period, with the Company. Also, employees of certain of the Company’s insurance and financial services subsidiaries are not eligible to participate in the profit sharing portion of the Plan.

Contributions—Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($14,000 for 2005 and $13,000 for 2004) to the Plan. As permitted by the Internal Revenue Code, participants who attain age 50 prior to the Plan year end are eligible to make catch-up contributions ($4,000 for 2005 and $3,000 for 2004) in excess of the contribution limits described above. The Company makes a matching contribution equal to 100% of the participant’s contribution up to 3% of that participant’s compensation and 50% of the participant’s contribution of the next 2% of that participant’s compensation (the “401(k) Company Matching Contributions”).

The Company, at the option of its board of directors, may also contribute additional discretionary amounts each year that represent the profit sharing contribution and are allocated among participants based on each participant’s compensation. The Company profit sharing contribution to the Plan was $5,517,734 in 2005 and $4,265,832 in 2004. Participants direct the investment of their respective individual participant accounts.

Additionally, under the employee stock ownership provisions of the Plan, the Company is required to make an annual contribution to the Plan in an amount equal to 3% of each participant’s eligible compensation for the year. The Company’s employee stock ownership contribution to the Plan was $4,239,661 in 2005 and $3,517,334 in 2004.

Participant Accounts—Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contribution and Plan earnings. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are vested immediately in their voluntary contributions, rollover contributions, and 401(k) Company Matching Contributions made after January 1, 2003, including actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service, which is defined as a Plan year during which the participant is credited with at least 1,000 hours of service. See vesting schedule below:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

The portion of a participant’s account balance that is not fully vested will be forfeited if the participant separates from service. Participants fully vest in their accounts upon retirement, disability or death.

The nonvested portions of the accounts of terminated participants are forfeited in accordance with the terms of the Plan. Forfeitures can be used to reduce employer contributions. Forfeitures used to reduce employer contributions were $477,242 and $545,395 in 2005 and 2004, respectively.

Merger of Plans and Transfer of Plan Assets—The Company has completed several acquisitions of community banks and financial service affiliates in recent years. In conjunction with such acquisitions, the Company has generally merged the qualified defined contribution plan of the acquired entity into the Plan. The Company gives the continuing former employees of the acquired entities past service credit for their employment with the acquired entity for the purpose of vesting in the Plan.

The following table summarizes the plans of the entities acquired by the Company that were approved for merger into the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan in 2005 and 2004:

Entity Acquired/ Entity’s Benefit Plan	Acquisition Date	Effective Date of Plan Merger	Eligible Participants	Plan Assets Transferred into the Plan
Falls Bank/ Falls Bank 401(k) Profit Sharing Plan	November 29, 2005	January 1, 2006	24	$160,358

Becker McDowell Agency, Inc./ Becker McDowell Agency, Inc. 401(k) Plan	October 4, 2005	January 1, 2006	24	1,746,244

Steiner Insurance Agency, Inc./ Steiner Insurance Agency, Inc. 401(k) Employee Savings Plan	October 4, 2005	January 1, 2006	21	997,565

Benefits Design Agency, Inc./ Benefits Design Agency of Ohio 401(k) Retirement Savings Plan	August 1, 2005	January 1, 2006	10	534,222

Belmont Bancorp/ Belmont National Bank 401(k) Profit Sharing Plan	June 1, 2005	January 1, 2006	155	3,096,832

Prospect Bancshares, Inc./ Prospect Bank 401(k) Plan	November 30, 2004	January 1, 2005	25	491,342

Second National Bancorp Incorporated/ Second National Bank 401(k) Plan	July 1, 2004	January 1, 2005	496	15,394,582

EOB, Inc./ Eastern Ohio Benefits 401(k) Plan	April 1, 2004	January 1, 2005	12	707,731

Spencer-Patterson Insurance Agency, Inc./ Spencer-Patterson Agency, Inc. Profit Sharing Retirement Trust	January 5, 2004	April 1, 2004	22	3,287,147

Meyer & Eckenrode Insurance and Investments/ Meyer & Eckenrode Insurance and Investments 401(k) Plan	July 13, 2000	January 1, 2005	138	4,349,867

On November 18, 2003, the Committee approved the merger of the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan (the “Sky ESOP Plan”) into the Plan. The account balances of the Sky ESOP Plan participants were transferred into the Plan on January 15, 2004. The transfer of $2,122,571 recognized in 2004 was for the net increase in Sky ESOP Plan assets for the period January 1, 2004 through January 15, 2004, as the account balances as of December 31, 2003, had previously been recognized.

Investment Options—The Plan provides for the establishment of a variety of investment funds and a Company stock fund. These investment funds are participant directed. The Company stock fund includes both participant and non-participant directed funds. Participants may transfer account balances between funds, subject to certain limitations. The Company has the sole discretion to determine or change the number and nature of investment funds.

Participant Loans—The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Participant loans bear interest at a fixed annual rate, as determined by the Committee on the date of loan approval. Loan issuances are accounted for as a transfer from the participant directed accounts into a participant loan fund. Each loan is secured by the balance in the participant’s account. Loan principal and interest payments are made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in their profit sharing and 401(k) account, or the vested portion of a participant’s balance may be distributed in installments or partial distributions. The ESOP’s normal form of benefits is a joint and survivor annuity with optional forms of lump sum, straight life annuity or installments. Amounts allocated to participants who have elected to withdraw from the Plan but have not yet been paid were $464,522 and $53,308 at December 31, 2005 and 2004, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

Investments—Investments in Sky Financial Group, Inc. common stock are stated at fair value as measured by quoted market prices in an active market. Other investments consist principally of investments in mutual funds and common/collective funds and are stated at fair value as determined by the trustee, based upon the market values of the underlying assets of the funds. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such change could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Distributions to Participants–Distributions to participants are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid by the Plan or the Company as determined by the Company.

3.	INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan’s net assets.

	December 31,
Investment	2005	2004
Sky Financial Group, Inc. common stock	$92,696,018	$92,782,141
RS Partners Fund	19,586,497	15,011,546
Davis New York Venture Fund - A	15,772,837
Federated Prime Obligations Fund	15,589,865	11,793,690
Harbor International Fund	13,155,287
Sky Trust, N.A. Collective Core Equity Fund	12,899,538	11,272,812

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2005	2004
Sky Financial Group, Inc. common stock	$(2,626,970)	$6,031,314
Mutual funds	6,345,810	6,558,324
Common collective funds	962,653	1,159,836

Total	$4,681,493	$13,749,474

4.	NONPARTICIPANT DIRECTED INVESTMENTS

The Plan’s only non-participant directed transactions are contained within the Company Stock Fund, which includes both participant and non-participant directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund is as follows:

	2005	2004
Net assets—
Sky Financial Group, Inc. common stock	$92,696,018	$92,782,141

Changes in net assets:
Contributions	$6,054,290	$5,872,684
Dividends	3,012,790	2,041,327
Dividends in Master Trust		638,911
Net appreciation (depreciation) in fair value of investments	(2,626,970)	6,031,314
Net appreciation (depreciation) in Master Trust		3,083,192
Benefits paid to participants	(8,699,556)	(4,950,467)
Transfers from other participant-directed investments—net	2,289,279	1,255,274
Other	(115,956)	(110,806)

Net change	(86,123)	13,861,429
Sky Financial Group, Inc. common stock—beginning of year	92,782,141	78,920,712

Sky Financial Group, Inc. common stock—end of year	$92,696,018	$92,782,141

5.	INTEREST IN SKY FINANCIAL GROUP, INC. MASTER TRUST

Prior to January 15, 2004, the Plan invested in the Sky Financial Group, Inc. Master Trust (the “Master Trust”), which was established for the investment of assets, primarily Sky Financial Group, Inc. common stock, of the Plan and the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan (the “ESOP”). Sky Trust, N.A. was the trustee, custodian, and manager of the Master Trust. As of January 15, 2004, the ESOP was merged into the Plan. As the Plan owned 100% of the interests in the Master Trust at January 15, 2004, the 2004 financial statements reflect the Plan’s investments in and income from the underlying securities subsequent to the merger date. The following disclosures present the Plan’s interest in the Master Trust prior to January 15, 2004.

The investment income for the entire Master Trust is as follows:

Investment Income	Year Ended December 31, 2004
Net appreciation in fair value of investments	$3,083,192
Dividends and interest	638,911

Total	$3,722,103

6.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under the U.S. Department of Labor (“DOL”) regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of Sky Financial Group, Inc. common stock and shares of common/collective investment funds managed by Sky Trust, N.A. Additionally, certain other Plan investments prior to January 15, 2004, were units of a Master Trust for which Sky Trust, N.A. was custodian and trustee. The primary underlying investment of the Master Trust was Sky Financial Group, Inc. common stock. Sky Trust, N.A. is a fiduciary of the Plan and wholly owned subsidiary of Sky Financial Group, Inc., and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions.

Fees paid by the Plan to Sky Trust, N.A. for administrative and investment services were $223,367 and $185,261 in 2005 and 2004, respectively. Fees are calculated as follows: (1) .07% for Plan assets invested in all third-party funds, (2) based upon a tiered fee schedule for Plan assets invested in the Sky Trust, N.A. Collective Core Equity and Collective Core Fixed Income funds (approximating .7% of fund balances up to $5 million and .5% of fund balances exceeding $5 million), and (3) no fees are assessed for the nonparticipant directed assets invested in the Sky Financial Group, Inc. Company Stock Fund (or previously the Master Trust). Certain professional or legal fees related to the operation of the Plan are paid by the Company.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions set forth under ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

8.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receipt of this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

9.	SUBSEQUENT EVENTS

On February 3, 2006, the Company announced an agreement to acquire Waterfield Mortgage Company, Inc. (“Waterfield”), including its wholly-owned subsidiary Union Federal Bank of Indianapolis. The merger is expected to close in August 2006. The Company intends to merge the Waterfield Group Savings and Investment Plan into the Plan on January 1, 2007. The Company also intends to give the continuing former employees of Waterfield past service credit for their employment with Waterfield for the purpose of vesting in the Plan. It is estimated that approximately 500 of continuing former employees of Waterfield will meet the eligibility requirements of the Plan on January 1, 2007 and will become participants in the Plan on that date.

* * * * * *

SUPPLEMENTAL SCHEDULE

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

SCHEDULE H—LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-1372535—PLAN NO. 001

DECEMBER 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value
*	Sky Financial Group, Inc.	3,331,992 shares of common stock	$61,672,118		$92,696,018
	RS Investment Management LP	RS Partners Fund	*	*	19,586,497
	Davis Selected Advisers LP	Davis New York Venture Fund - A	*	*	15,772,837
	Federated Investors	Federated Prime Obligations Fund	*	*	15,589,865
	Harbor Funds	Harbor International Fund	*	*	13,155,287
*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Equity Fund	*	*	12,899,538
	Vanguard Group	Vanguard Growth Index Fund	*	*	9,460,813
*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Fixed Income Fund	*	*	9,089,453
	Vanguard Group	Vanguard Small Cap Growth Index Fund	*	*	6,775,364
	Baron Select Fund	Baron Partners Fund	*	*	4,219,181
	Wells Fargo Funds Trust	Wells Fargo Advantage Mid Cap Disciplined Fund	*	*	3,377,569
	Pimco Funds	Pimco Low Duration Fund	*	*	3,186,660
	Vanguard Group	Vanguard GNMA Fund	*	*	3,131,597
	Vanguard Group	Vanguard Long-Term Investment Grade Fund	*	*	2,411,086
	Vanguard Group	Vanguard LifeStrategy Growth Fund	*	*	1,919,697
	Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	*	*	1,674,318
	Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	*	*	490,558
	Vanguard Group	Vanguard LifeStrategy Income Fund	*	*	476,304
	Pimco Funds	Pimco High Yield Fund	*	*	8
	Cash in Bank	Cash	*	*	452
*	Participant Notes	Loans to participants, varying maturity dates and interest rates ranging from 4.00% to 9.50%	*	*	3,412,415

		Total			$219,325,517

*	Party-in-interest.
**	Indicates a participant-directed fund. The cost disclosure is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKY FINANCIAL GROUP, INC. PROFIT SHARING AND 401(K) PLAN

Date: June 28, 2006	By:	/s/ Michael Couturier
Michael Couturier
Vice President and Director of Employee Benefits
Sky Financial Group, Inc.